Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
August 8, 2012	NYSE: SLW

SILVER WHEATON ACQUIRES LIFE OF MINE PRECIOUS METALS
STREAMS FROM HUDBAY’S 777 MINE AND CONSTANCIA PROJECT

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW) (NYSE:SLW) is pleased to announce that it has agreed to acquire from HudBay Minerals Inc. (“Hudbay”) (TSX:HBM) (NYSE:HBM) 100% of the life of mine silver production from its currently producing 777 Mine (“777”), located in Canada, and 100% of the life of mine silver production from its Constancia Project (“Constancia”), located in southern Peru. In addition, Silver Wheaton has agreed to acquire 100% of the life of mine gold production from Hudbay’s 777 Mine until Constancia satisfies a completion test, or the end of 2016, whichever is later. At that point, Silver Wheaton’s share of gold production from 777 will be reduced to 50% for the remainder of the mine life.

Silver Wheaton will pay Hudbay total cash consideration of US$750 million, of which US$500 million is payable upon closing, with two further payments of US$125 million each to be made upon the satisfaction of minimum capital expenditures having been incurred at Constancia. In addition, Silver Wheaton will make ongoing payments of the lesser of US$5.90 per ounce of silver and US$400 per ounce of gold (both subject to an inflationary adjustment) or the prevailing market price per ounce of silver and gold delivered.

TRANSACTION HIGHLIGHTS

Provides Immediate Cash Flow

Silver Wheaton will receive 100% of the silver production from Hudbay’s currently producing flagship mine, 777, and will also receive 100% of the gold production until the later of the completion of Constancia or the end of 2016, at which point Silver Wheaton will receive 50% of the gold production from 777 for the remainder of the mine life;
Average annual attributable production from 777 is anticipated to be approximately 4.2 million silver equivalent ounces, including 0.82 million ounces of silver and 68,000 ounces of gold[1], until the end of 2016;
Silver Wheaton’s total forecast 2012 silver equivalent production increases from 27 million ounces to approximately 28 million ounces, including 42,000 ounces of gold[1].

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1 Silver equivalent production forecast assumes a gold/silver ratio of 50:1

Significantly Increases Long Term Growth Profile

Combined, 777 and Constancia will increase Silver Wheaton’s average annual silver equivalent production by approximately 4.9 million ounces[1];
Silver Wheaton’s total forecast 2016 silver equivalent production increases from 43 million ounces to approximately 48 million ounces (including 100,000 ounces of gold1), an increase of 90% from 2011.

Further diversifies Silver Wheaton’s portfolio of low-cost and long-life mines with exciting exploration upside

Staged upfront payments relating to the construction of Constancia aligns Silver Wheaton with Hudbay’s capital spending schedule

Initial payment of US$500 million to come from Silver Wheaton’s existing cash balance of US$997 million at the end of the first quarter of 2012.

“We are extremely pleased to add two new precious metals streams, on high-quality base metal mines, to our diversified portfolio which now includes 17 operating mines and four development stage assets,” said Randy Smallwood, Silver Wheaton’s President and Chief Executive Officer. “This transaction provides immediate cash flow, is accretive on all short- and long-term metrics, and maintains our policy of investing in low-cost, high quality assets. It also solidifies one of the strongest growth profiles in the precious metals industry. Hudbay has a history of mining success spanning decades, and as flagships in their asset portfolio, we are confident that 777 and Constancia will deliver significant long-term value to both groups of shareholders.”

“We have reviewed numerous streaming opportunities since our last transaction, and have been steady in our focus on quality. First and foremost, the mines underlying our precious metals streams must be lower-cost operations, ensuring they continue to produce through all phases of the commodity price cycle. Secondly, they must possess exciting exploration upside potential, with the possibility of delivering organic reserve growth and, as a result, long mine lives. With the 777 and Constancia streams, we continue to adhere to these principals, while at the same time executing the type of high-quality and accretive acquisition on which we’ve built our reputation. ”

“Silver Wheaton’s balance sheet remains very strong. After the initial upfront payment of US$500 million, we still have over US$500 million in cash on hand, a fully undrawn US$400 million revolving credit facility and strong forecast operating cash flows, including immediate cash flows from 777. As a result, we remain exceptionally well-positioned to continue our growth via new precious metal streams, and are pursuing numerous additional growth opportunities.”

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1 Silver equivalent production forecast assumes a gold/silver ratio of 50:1

TRANSACTION TERMS

Silver Wheaton has agreed to acquire 100% of the life of mine silver and gold production from Hudbay’s 777 mine, as well as 100% of the silver production from its Constancia Project. Silver Wheaton’s share of gold production at 777 will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to the Constancia Project, after which it will be reduced to 50% for the remainder of the mine life. Silver Wheaton will pay Hudbay total cash consideration of US$750 million, of which US$500 million is payable upon closing, with a further payment of US$125 million to be made once US$500 million in capital expenditures has been incurred at Constancia, and a final payment of US$125 million to be made once US$1 billion in capital expenditures has been incurred. In addition, Silver Wheaton will make ongoing payments of the lesser of US$5.90 per ounce of silver and US$400 per ounce of gold (both subject to an inflationary adjustment of 1% beginning in the fourth year) or the prevailing market price per ounce of silver and gold delivered. Silver Wheaton will not share in any ongoing capital or exploration expenditures at the mines.

The Constancia Project completion test requires Hudbay to complete the Constancia processing plant to at least 90% of expected throughput and recovery by December 31, 2020. If Hudbay fails to satisfy the requirements of the completion test, Silver Wheaton would be entitled to a proportionate return of the upfront cash consideration relating to Constancia.

Hudbay has granted Silver Wheaton a right of first refusal on any future streaming agreement, royalty agreement, or similar transaction related to the production of silver or gold from Constancia or 777.

Silver Wheaton's financial advisor is Minvisory Corp. and its legal counsel is Cassels Brock & Blackwell LLP.

FINANCING THE ACQUISITION

To pay the initial upfront cash payment of US$500 million, Silver Wheaton intends to use cash on hand, which was approximately US$997 million at the end of the first quarter of 2012. Remaining upfront cash payments totaling US$250 million are also expected to be financed with remaining cash on hand, supplemented by continued strong operating cash flows.

ABOUT 777 MINE

Hudbay’s flagship 777 mine is located in the prolific Flin Flon Greenstone Belt, Manitoba, Canada, where Hudbay has been mining for nearly 85 years. A low-cost producer of zinc, copper, gold and silver, 777 is an underground mining operation, with an ore concentrator and zinc production facility located immediately adjacent to the mine. 777 commenced commercial production in 2004 and has a reserve mine life until 2020. The mine has very good exploration upside with drilling in recent years shifting from reserve definition to exploration. Over 21,000 metres of exploration drilling in 2011 will be followed up with a similar sized program in 2012, with a focus on targeting additional resources. In addition, completion of the 777 North expansion, which is well underway, will provide access to mineral resources in the north and east zones, and will also provide an underground exploration platform to enable the evaluation of additional exploration opportunities near the 777 mine.

ABOUT CONSTANCIA PROJECT

Constancia is located in an established mining district in the province of Chumbivilcas in southern Peru. It is forecast to be a large, lower-cost and long-life open pit mine, producing copper, molybdenum, silver and gold. With key environmental permits in place, strong community support, and engineering and design work essentially complete, first production is anticipated in 2014 with full production in 2015. Capital expenditures are estimated at US$1.5 billion and the mine plan currently contemplates an annual production rate of 90,000 tonnes of contained copper in concentrate with molybdenum, silver and gold by-products. Constancia has more than a 16 year mine life and will become Hudbay’s largest mine, once in production. Considerable exploration potential exists, as was evidenced by an initial resource at the higher-grade Pampacancha satellite deposit, which was announced by Hudbay in April of 2012. Significant exploration drilling at Constancia is ongoing, and Hudbay believes that there is the potential to yield additional higher grade mineralization in satellite deposits.

UPDATED PRODUCTION GUIDANCE

With the addition of two new precious metal streams, Silver Wheaton is revising its one and five year production guidance. In 2012, attributable silver equivalent production is forecast to increase from 27 million silver equivalent ounces to 28 million silver equivalent ounces, including 42,000 ounces of gold1. In 2016, annual attributable production is anticipated to increase 90% compared to 2011 levels, growing to approximately 48 million silver equivalent ounces, including 100,000 ounces of gold1.

As per Goldcorp Inc.’s (“Goldcorp”) July 10, 2012 disclosure, second quarter mill throughput at its Peñasquito mine was impacted by lower than anticipated water supplies, due to prolonged drought conditions in the region. This resulted in a reduction of 2012 forecast silver production attributable to Silver Wheaton. However, this reduction is expected to be more than offset by attributable silver and gold production from the 777 mine, resulting in a net increase in Silver Wheaton’s 2012 production forecast.

CONFERENCE CALL

A conference call, along with an interactive presentation, will be held on Wednesday August 8, 2012, starting at 3:00pm (Eastern Time) to discuss this transaction. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US:	1-888-231-8191
Dial from outside Canada or the US:	1-647-427-7450
Pass code:	18008206
Live audio webcast:	www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

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1 Silver equivalent production forecast assumes a gold/silver ratio of 50:1

A copy of the presentation can be found on Silver Wheaton's homepage at www.silverwheaton.com or accessed via the live webcast.

The conference call will be recorded and you can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-855-859-2056
Dial from outside Canada or the US:	416-849-0833
Pass code:	18008206
Archived audio webcast:	www.silverwheaton.com

ABOUT SILVER WHEATON

Silver Wheaton is the largest silver streaming company in the world. Based upon its current agreements, forecast 2012 attributable production is approximately 28 million silver equivalent ounces, including 42,000 thousand ounces of gold1. By 2016, annual attributable production is anticipated to increase significantly to approximately 48 million silver equivalent ounces, including 100,000 thousand ounces of gold1. This growth is driven by the Company’s portfolio of low-cost and long-life assets, including silver and precious metal streams on Barrick’s Pascua-Lama project and Hudbay’s flagship 777 mine and Constancia project.

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1 Silver equivalent production forecast assumes a gold/silver ratio of 50:1

Silver Wheaton’s updated silver reserves and resources are as follows:

ATTRIBUTABLE PROVEN AND PROBABLE RESERVES (1,2,3,8,16,17)
AS OF DECEMBER 31, 2011 UNLESS OTHERWISE NOTED (6)

As of December 31, 2011 unless otherwise noted (6)	Proven			Probable			Proven & Probable			Process Recovery (7) %
	Tonnage Mt	Grade g/t	Contained Moz	Tonnage Mt	Grade g/t	Contained Moz	Tonnage Mt	Grade g/t	Contained Moz
SILVER

Peñasquito (25%)
Mill	156.6	28.9	145.5	129.3	20.2	83.8	285.9	24.9	229.3	53-65%
Heap Leach	8.3	14.4	3.9	23.0	9.4	6.9	31.4	10.7	10.8	24%
San Dimas(10)	-	-	-	3.5	281.5	31.8	3.5	281.5	31.8	94%
Pascua-Lama (25%)	9.9	59.5	18.9	86.3	54.1	150.2	96.2	54.7	169.1	82%
Lagunas Norte(11)	3.3	3.2	0.3	37.6	3.2	3.9	40.9	3.2	4.2	22%
Pierina(11)	2.1	19.9	1.3	18.9	10.8	6.6	21.0	11.8	8.0	37%
Veladero(11)	3.7	13.4	1.6	61.3	13.4	26.5	65.0	13.4	28.1	6%
Yauliyacu(12)	1.0	99.6	3.3	2.7	105.9	9.1	3.7	104.2	12.4	85%
777 (13)	4.9	26.8	4.2	7.5	27.9	6.7	12.4	27.4	10.9	63%
Neves-Corvo
Copper	23.2	44.0	32.9	4.5	45.0	6.5	27.7	44.2	39.4	35%
Zinc	19.4	67.0	41.7	3.8	64.0	7.8	23.1	66.5	49.5	23%
Rosemont(14)	128.8	4.5	18.5	366.8	3.8	44.5	495.6	3.9	62.9	80%
Constancia	359.0	3.3	38.3	91.0	3.6	10.6	450.0	3.4	48.8	72%
Mineral Park(14)	293.9	2.7	25.7	74.5	2.9	7.0	368.4	2.8	32.6	49%
Zinkgruvan
Zinc	8.2	103.0	27.2	2.4	60.0	4.7	10.7	93.1	31.9	70%
Copper	2.8	32.0	2.8	0.1	29.0	0.1	2.8	31.9	2.9	78%
Aljustrel
Copper	2.2	19.2	1.3	8.4	15.3	4.1	10.6	16.1	5.5	30%
Campo Morado (75%)	0.7	166.7	3.8	0.1	123.4	0.3	0.8	162.6	4.1	55%
Stratoni	1.7	174.0	9.3	0.1	225.0	0.7	1.8	177.0	10.0	84%
Minto	5.5	5.4	1.0	5.9	4.6	0.9	11.4	5.0	1.8	80%
Cozamin(15)
Copper	0.9	63.0	1.7	4.9	50.7	8.0	5.8	52.5	9.8	74%
Los Filos	81.0	5.2	13.5	231.2	5.4	40.2	312.2	5.3	53.610	5%

TOTAL SILVER			396.5			460.8			857.4
GOLD
777 (13)	4.9	1.97	0.31	7.5	1.82	0.44	12.4	1.88	0.75	72%
Minto	5.5	0.69	0.12	5.9	0.51	0.10	11.4	0.60	0.22	74%
TOTAL GOLD			0.43			0.53			0.97

ATTRIBUTABLE MEASURED & INDICATED RESOURCES (1,2,3,4,5,9,16,17)
AS OF DECEMBER 31, 2011 UNLESS OTHERWISE NOTED (6)

As of December 31, 2011 unless otherwise noted(6)	Measured			Indicated			Measured & Indicated
	Tonnage Mt	Grade g/t	Contained Moz	Tonnage Mt	Grade g/t	Contained Moz	Tonnage Mt	Grade g/t	Contained Moz
SILVER

Peñasquito (25%)
Mill	34.1	13.1	14.4	128.2	12.4	51.1	162.3	12.6	65.5
Heap Leach	1.0	4.6	0.2	6.2	3.9	0.8	7.2	4.0	0.9
Pascua-Lama (25%)	5.3	24.5	4.2	55.9	23.4	42.1	61.2	23.5	46.3
Yauliyacu(12)	0.7	108.5	2.5	6.1	192.4	37.8	6.8	183.5	40.3
Neves-Corvo
Copper	15.4	53.0	26.2	3.4	51.2	5.6	18.8	52.7	31.8
Zinc	42.7	54.3	74.6	14.5	49.5	23.0	57.2	53.1	97.6
Rosemont(14)	7.2	3.9	0.9	103.0	2.7	8.8	110.2	2.7	9.7
Constancia	119.0	2.3	8.6	344.0	2.0	21.9	463.0	2.1	30.5
Mineral Park(14)	101.0	2.6	8.4	175.6	2.7	15.2	276.6	2.7	23.6
Zinkgruvan
Zinc	0.9	123.4	3.8	3.3	109.5	11.5	4.2	112.6	15.2
Copper	2.7	24.4	2.1	0.1	38.5	0.1	2.8	24.9	2.2
Aljustrel
Zinc	1.3	65.6	2.7	20.5	60.3	39.7	21.8	60.7	42.4
Copper	-	-	-	0.1	11.7	0.04	0.1	11.7	0.04
Campo Morado (75%)	2.1	162.1	10.8	4.4	158.0	22.5	6.5	159.3	33.2
Loma de La Plata (12.5%)	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8
Minto	9.4	3.9	1.2	27.2	3.2	2.8	36.5	3.3	3.9
Keno Hill (25%)
Underground	-	-	-	0.3	545.4	4.5	0.3	545.4	4.5
Elsa Tailings	-	-	-	0.6	119.0	2.4	0.6	119.0	2.4
Los Filos	7.9	9.5	2.4	42.7	7.2	9.9	50.6	7.6	12.4

TOTAL SILVER			162.9			319.4			482.3
GOLD
Minto	9.4	0.44	0.13	27.2	0.28	0.24	36.5	0.32	0.38
TOTAL GOLD			0.13			0.24			0.38

ATTRIBUTABLE INFERRED RESOURCES (1,2,3,4,5,9,16,17)
AS OF DECEMBER 31, 2011 UNLESS OTHERWISE NOTED (6)

As of December 31, 2011 unless otherwise noted(6)	Inferred
	Tonnage Mt	Grade g/t	Contained Moz
SILVER
Peñasquito (25%)
Mill	36.7	8.8	10.4
Heap Leach	14.1	1.7	0.8
San Dimas(10)	5.8	324.0	60.8
Pascua-Lama (25%)	8.1	15.5	4.0
Yauliyacu(12)	13.8	163.5	72.7
777 (13)	1.2	39.2	1.5
Neves-Corvo
Copper	28.5	40.0	36.6
Zinc	33.0	55.0	58.3
Rosemont(14)	163.0	2.1	11.2
Constancia	223.0	1.9	13.4
Mineral Park(14)	320.1	2.3	23.9
Zinkgruvan
Zinc	5.6	69.0	12.4
Copper	0.8	36.0	0.9
Aljustrel
Zinc	8.7	50.4	14.0
Copper	4.7	16.0	2.4
Campo Morado (75%)	2.4	117.3	9.1
Stratoni	0.7	217.0	4.7
Loma de La Plata (12.5%)	0.2	76.0	0.4
Minto	8.5	2.9	0.8
Keno Hill (25%)
Underground	0.1	340.1	1.4
Los Filos	158.4	5.9	29.9
TOTAL SILVER			369.5
GOLD
777 (13)	1.2	1.96	0.07
Minto	8.5	0.24	0.07
TOTAL GOLD			0.14

Notes:
1.	All Mineral Reserves and Mineral Resources have been calculated in accordance with the CIM Standards and NI 43-101, or the AusIMM JORC equivalent.
2.	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) and millions of ounces (“Moz”).
3.

Individual qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) for the following operations are as follows:

	a.	Peñasquito – Maryse Belanger, P.Geo. (Vice President, Technical Services, Goldcorp Inc.)
b.

San Dimas – Rodney Webster, MAusIMM, MAIG (Geology Manager, Principal Geologist), Herbert A. Smith, P.Eng (Mining Manager, Principal Mining Engineer) and J. Morton Shannon, P.Geo (Geology Manager, Principal Geologist) all of whom are employees of AMC Mining Consultants (Canada) Ltd.

	c.	Pascua-Lama – Dino Pilotto, P.Eng. (Principal Mining Consultant, SRK Consulting (Canada) Inc.); Bart A. Stryhas, Ph.D., CPG (Principal Resource Geologist, SRK Consulting (U.S.) Inc.)
	d.	777 – Robert Carter, P.Eng. (Director, Technical Services, Hudbay Minerals Inc.)
	e.	Yauliyacu – Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); Samuel Mah, M.A.Sc., P.Eng. (Director of Engineering), both employees of the Company (the “Company’s QPs”)
	f.	All other operations and development projects: the Company’s QPs
4.

The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. The Minto, Campo Morado, Neves-Corvo, Zinkgruvan and Aljustrel mines report Mineral Resources inclusive of Mineral Reserves. The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
6.

Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2011 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date. The most current Mineral Reserves and Mineral Resources are available on the Company’s website.

	a.	Resources and Reserves for Yauliyacu, Neves-Corvo and Zinkgruvan are reported as of June 30, 2011.
	b.	Resources for Rosemont are reported as of October 22, 2008 and Reserves as of March 17, 2009.
c.

Resources for the Constancia and Pampacancha deposits are reported as of November 2, 2011 and April 2, 2012 respectively. Reserves for both Constancia and Pampacancha deposits are reported as of August 7, 2012.

	d.	Resources for Mineral Park are reported as of December 29, 2006.
	e.	Resources and Reserves for Aljustrel’s Feitais and Moinho deposits are reported as of November 30, 2010, Resources for the Estaçao deposit are reported as of December 31, 2007.
	f.	Resources for Campo Morado’s El Rey, Naranjo and Reforma deposits are reported as of October 13, 2005.
	g.	Resources and Reserves for Stratoni are reported as of August 10, 2010.
	h.	Resources for Keno Hill’s Lucky Queen and Onek deposits are reported as of June 30, 2011 and Elsa Tailings as of April 22, 2010.
	i.	Resources for Loma de La Plata are reported as of May 20, 2009.
7.	Process recoveries are the average percentage of silver in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.
8.	Mineral Reserves are estimated using appropriate process recovery rates and commodity prices of $20.00 per ounce of silver, unless otherwise noted below:
	a.	Pascua-Lama, Lagunas Norte, Veladero, Pierina, and 777 – $22.00 per ounce.
	b.	Constancia - $23.00 per ounce.
	c.	Yauliyacu - $30.00 per ounce.
	d.	Neves-Corvo – 1.4% Cu cut-off for the copper Reserve and 5.0% Zn cut-off for the all zinc Reserves except for Lombador which was reported above a cut-off of 6.0% Zn.
	e.	Rosemont –$10.00 per ounce.
	f.	Mineral Park – $7.50 per ounce.
	g.	Zinkgruvan – 3.7% Zn equivalent cut-off for the zinc Reserve and 1.8% Cu cut-off for the copper Reserve.

	h.	Aljustrel – 1.5% Cu cut-off for all copper Reserves, 4.5% Zn cut-off for all zinc Reserves.
	i.	Campo Morado - $30.00 per ounce.
	j.	Minto – $3.90 per ounce silver and $300 per ounce gold.
9.	Mineral Resources are estimated using appropriate recovery rates and commodity prices of $24.00 per ounce of silver, unless otherwise noted below:
	a.	San Dimas - $25.00 per ounce.
	b.	Pascua-Lama, Lagunas Norte, Veladero and Pierina – $28.00 per ounce.
	c.	777 and Constancia - $22.00 per ounce
	d.	Yauliyacu – $30.00 per ounce.
	e.	Neves-Corvo – 1.0% Cu cut-off for the copper Resource and 3.0% Zn cut-off for the zinc Resource.
	f.	Rosemont – 0.2% Cu cut-off.
	g.	Zinkgruvan – 3.1% Zn equivalent cut-off for the zinc Resource and 1.5% Cu cut-off for the copper Resource.
	h.	Mineral Park – $7.50 per ounce.
	i.	Aljustrel – 1.5% Cu cut-off for all copper Resources, 4.5% Zn cut-off for Feitais and Moinho zinc Resources and 4.0% for Estação zinc Resources.
	j.	Campo Morado – $30.00 per ounce for the G-9 zones and 5% Zn cut-off for the El Rey,
Naranjo and Reforma deposits.
	k.	Loma de La Plata – $12.50 per ounce.
	l.	Minto – 0.5% Cu cut-off.
	m.	Keno Hill – $15.25 per ounce for the Southwest and 99 Zones, $14.50 per ounce for the East Zone, $17.00 per ounce for the Elsa Tailings and $18.50 per ounce for the Lucky Queen and Onek deposits.
10.

The San Dimas silver purchase agreement provides that from August 6, 2010 until August 5, 2014, Primero Mining Corp. (“Primero”) will deliver to the Company a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus the Company will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp. Beginning August 6, 2014, Primero will deliver to the Company a per annum amount equal to the first 6.0 million ounces of payable silver produced at San Dimas and 50% of any excess, for the life of the mine.

11.

The Company’s attributable tonnage at Pierina was estimated by assuming 2011 production level for the remaining two years. The Company’s attributable tonnage at Lagunas Norte and Veladero was estimated by assuming 2012 and 2013 processed tonnes based on Barrick’s life of mine (“LOM”) plans. Tonnes for all three operations were pro-rated between Proven and Probable Mineral Reserves according to the ratio of Barrick’s December 31, 2011 Proven and Probable Mineral Reserves. Average reserve grades were applied to the Pierina estimates and the average LOM plan grades were applied to Lagunas Norte and Veladero. LOM plans and December 31, 2011 Mineral Reserves estimates are as published by Barrick.

12.

The Company’s Yauliyacu silver purchase agreement (March 2006) with Glencore International AG provides for the delivery of up to 4.75 million ounces of silver per year for 20 years. In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits. Depending upon production levels it is possible that the Company’s current attributable tonnage may not be mined before the agreement expires.

13.

The 777 purchase agreement provides that Hudbay Minerals Inc. will deliver 100% of the payable silver for the life of the mine and 100% of the payable gold until completion of the Constancia project, after which the gold stream will reduce to 50%. The gold figures in this table represent 100% of 777 Resources and Reserves.
In reliance upon Section 9.2 of NI 43-101, all technical information in this document regarding 777 was sourced by the Company from the Annual Information Form of Hubday Minerals Inc. filed by Hudbay on March 13, 2012 on SEDAR at www.sedar.com. The Company QP’s have approved the disclosure in this document in reliance on such Annual Information Form.

14.	The Mineral Park and Rosemont Resources and Reserves do not include the SX/EW leach material since this process does not recover silver.
15.

The Company’s attributable tonnage at Cozamin was estimated by assuming Capstone Mining Corp’s (Capstone) 2012 production guidance of 1.1 million tonnes until the end of the Company’s Cozamin silver purchase agreement with Capstone. Tonnes were pro-rated between Proven and Probable Mineral Reserves according to the ratio of Capstone’s December 31, 2011 published Proven and Probable Mineral Reserves, applying average reserve grades.

16.

The Company has filed a technical report for Yauliyacu, Peñasquito, San Dimas and Pascua-Lama, which are available on SEDAR at www.sedar.com. Please see footnote 13 for further information regarding 777.

17.

Silver is produced as a by-product metal at all operations with the exception of the Keno Hill mine and Loma de La Plata project; therefore, the economic cut-off applied to the reporting of silver Resources and Reserves will be influenced by changes in the commodity prices of other metals at the time.

In reliance upon Section 9.2 of National Instrument 43-101, all scientific and technical information in this document regarding 777 was sourced by the Company from the Annual Information Form of Hudbay Minerals Inc. filed by Hudbay Minerals on March 13, 2012 on SEDAR at www.sedar.com. Mr. Neil Burns, Vice President of Technical Services, is a “qualified person” as such term is defined under National Instrument 43-101, and has reviewed and approved the information on mineral reserves and mineral resources disclosed in this news release.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver and gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates and statements as to any future dividends. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver and gold; the absence of control over mining operations from which Silver Wheaton purchases silver or gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver or gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES

For further information on Mineral Reserves and Mineral Resources and on Silver Wheaton more generally, readers should refer to Silver Wheaton’s Annual Information Form for the year ended December 31, 2011, and other continuous disclosure documents filed by Silver Wheaton since January 1, 2012, available on SEDAR at www.sedar.com. Silver Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: The information contained herein uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them and expressly prohibits U.S. registered companies from including such terms in their filings with the SEC. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves or that any exploration potential will ever be converted to any category of Mineral Reserves or Mineral Resources. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. United States investors are urged to consider closely the disclosure in Silver Wheaton’s Form 40-F, a copy of which may be obtained from Silver Wheaton or from http://www.sec.gov/edgar.shtml.

For further information, please contact:
Brad Kopp
Senior Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com